Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

THIS AMENDMENT TO RIGHTS AGREEMENT, dated as of September 8, 2009, (this “Amendment”), by and between FMC Technologies (the “Company”) and National City Bank (and any successors and assigns thereof), as Rights Agent (the “Rights Agent”).

WHEREAS, the Company and Computershare Investor Services, the original Rights Agent, have heretofore executed and entered into the Rights Agreement dated as of June 5, 2001 (the “Rights Agreement”); and

WHEREAS, pursuant to Section 21 of the Rights Agreement, the Company gave notice to Computershare Investor Services of its selection of National City Bank as its Rights Agent, effective February 19, 2002.

WHEREAS, National City Bank (including any successor or assigns thereof) has accepted appointment as successor Rights Agent.

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company, in conjunction with the Rights Agent, may from time to time supplement or amend the Rights Agreement as the Company may deem necessary or desirable; and

WHEREAS, the Board of Directors has duly authorized this Amendment to Rights Agreement;

NOW, THEREFORE, the Company and the Rights Agent hereby amend the Rights Agreement as follows:

1. Section 1 of the Rights Agreement is hereby amended to include the following new definition in the appropriate alphabetical position, with the subsequent definitions being appropriately re-lettered and cross-references thereto being appropriately revised:

(p) “Qualified Institutional Investor” shall mean, as of any time of determination, a Person that is described in Rule 13d-1(b)(1) promulgated under the Exchange Act (as such Rule is in effect on the date hereof) and is eligible to report (and, if such Person is the Beneficial Owner of greater than 5% of the Common Shares of the Company, does in fact report) beneficial ownership of Common Shares of the Company on Schedule 13G (or any comparable or successor report), and such Person (i) is not required to use Schedule 13D (or any successor or comparable report) to report its beneficial ownership of Common Shares of the Company, and (ii) shall be the Beneficial Owner of less than 20% of the Common Shares of the Company then outstanding (including in such calculation the holdings of all of such Person’s Affiliates and Associates).

2. Amendment to Section 1(a) of the Rights Agreement. Section 1(a) of the Rights Agreement is hereby modified, amended and restated in its entirety as follows:

(a) “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such plan, or (v) a Qualified Institutional Investor. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares of the Company outstanding, increases the proportionate number of Common Shares of the Company beneficially owned by such Person to 15% or more (or in the case of a Qualified Institutional Investor, 20% or more) of the Common Shares of the Company then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 15% or more (or in the case of a Qualified Institutional Investor, 20% or more) of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an “Acquiring Person.” Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

3. Amendment to Exhibit B. Exhibit B to the Rights Agreement, being the form of Rights Certificate, is hereby modified and amended by (a) inserting in the third line of the first paragraph following the words “dated as of June 5, 2001” the words “, as amended on September 8, 2009” and (b) substituting the name “National City Bank (including any successors or assigns thereof)” for the name “Computershare Investor Services” in the sixth line of the first paragraph on page B-1 and in the signature block.

4. Amendment to Exhibit C. Exhibit C to the Rights Agreement is hereby modified and amended as follows:

(a) after the words “15% or more” in the second paragraph of Exhibit C, adding the words “(or in the case of a Qualified Institutional Investor, 20% or more)”.

(b) after the words “15% or more” in the second paragraph of Exhibit C, adding the words “(or in the case of a Qualified Institutional Investor, 20% or more)”.

5. Amendment to Section 26. Section 26 of the Rights Agreement is hereby modified and amended by substituting the name “National City Bank (including any successors or assigns thereof),” for “Computershare Investor Services” where the latter appears and the address for National City Bank shall be: National City Bank, Corporate Trust Administration, 1900 East Ninth Street, Cleveland, OH 44114. The address for FMC Technologies shall be: 1803 Gears Road, Houston, Texas 77041.

6. Other Terms Unchanged. This Amendment shall be effective as of the date hereof, and except as specifically amended by this Agreement, all other terms and conditions of the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

7. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

8. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

9. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Attest:		FMC Technologies, Inc.

By:	/s/ Elizabeth A. Cook	By:	/s/ Jeffrey W. Carr
Name:	Elizabeth A. Cook	Name:	Jeffrey W. Carr
Title:	Assistant General Counsel	Title:	Vice President, General Counsel And Secretary

Attest:		National City Bank (as Rights Agent)

By:	/s/ Jennifer Peachman	By:	/s/ Megan Gibson
Name:	Jennifer Peachman	Name:	Megan Gibson
Title:	Administrative Assistant	Title:	Vice President